SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (AMENDMENT NO. _____)*

                        SHELLS SEAFOOD RESTAURANTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

--------------------------------------------------------------------------------
                                   822809 109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
                               Kenneth Koch, Esq.
--------------------------------------------------------------------------------
               Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                                 Chrysler Center
                                666 Third Avenue
                            New York, New York 10017
                                 (212) 935-3000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

--------------------------------------------------------------------------------
                                  May 28, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.[X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

==========================================================
                                                          13D
CUSIP NO.  822809 109
==========================================================

================ ===============================================================
      1          NAMES OF REPORTING PERSONS
                 Bruce Galloway

                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

---------------- ---------------------------------------------------------------
      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [X]
---------------- ---------------------------------------------------------------
      3          SEC USE ONLY
---------------- ---------------------------------------------------------------
      4          SOURCE OF FUNDS
                 WC
---------------- ---------------------------------------------------------------
      5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]
---------------- ---------------------------------------------------------------
      6          CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States of America
================ ===============================================================
                              7        SOLE VOTING POWER
                                       281,000
    NUMBER OF          --------------- -----------------------------------------
      SHARES                  8        SHARED VOTING POWER
  BENEFICIALLY
     OWNED BY          --------------- -----------------------------------------
      EACH                    9        SOLE DISPOSITIVE POWER
  REPORTING                            281,000
    PERSON             --------------- -----------------------------------------
     WITH                    10        SHARED DISPOSITIVE POWER

================ ===============================================================
     11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 281,000
---------------- ---------------------------------------------------------------
     12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES                                                     [ ]
---------------- ---------------------------------------------------------------
     13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 6.02%
---------------- ---------------------------------------------------------------
     14          TYPE OF REPORTING PERSON
                 IN
================ ===============================================================


                               Page 2 of 10 pages

Item 1.              Security and Issuer

              This statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Shells Seafood Restaurants, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 16313 North Dale Mabry Highway, Suite 100, Tampa, FL 33618.

              The Reporting Person (as defined below) is filing this Schedule 13D to report a change in his investment intent with respect to his ownership of the shares of Common Stock as previously reported on a Schedule 13G filed by the Reporting Person on March 8, 2004.

Item 2.              Identity and Background

           This statement is being filed by Bruce Galloway (the "Reporting Person"). The Reporting Person is a citizen of the United States of America. The address of the principal business office of the Reporting Person is c/o Galloway Capital Management, LLC, 1325 Avenue of the Americas, 26th Floor, New York, NY 10019.

           During the last five years, the Reporting Person has not (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.              Source and Amount of Funds or Other Consideration

           The shares of Common Stock owned directly by the Reporting Person were purchased with working capital.

Item 4.              Purpose of Transaction

           All of the shares of Common Stock reported herein were originally acquired for investment purposes. On May 28, 2004, the Reporting Person entered into a non-binding letter of intent with Shells Investment Partners, LLC (the "Letter of Intent"), pursuant to which the Reporting Person agreed to purchase certain securities of the Issuer from Shells Investment Partners, LLC, subject to the negotiation, execution and delivery of mutually acceptable and legally binding definitive documents. A copy of the Letter of Intent is filed herewith as Exhibit 1 and incorporated herein by reference, and the description herein of the Letter of Intent is qualified in its entirety by reference to the Letter of Intent. The terms of this proposed transaction are still the subject of ongoing negotiations, and the Reporting Person cannot give any assurance that any agreement will be reached or, if an agreement is reached, that a transaction will be consummated. Due to the execution of the Letter of Intent, the Reporting Person may no longer be considered to be a passive investor and, therefore, the Reporting Person has determined that it is appropriate to become a Schedule 13D filer.

           Except as described above, the Reporting Person currently has no plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this report.


                               Page 3 of 10 pages

Item 5.              Interest in Securities of the Issuer

(a) and (b)

           The Reporting Person is deemed to be the direct beneficial owner of 281,000 shares of Common Stock, representing approximately 6.02% of the number of shares of Common Stock outstanding. The Reporting Person has sole power to direct the vote and sole power to direct the disposition of these shares of Common Stock.

(c) Except as otherwise stated herein, the Reporting Person has not effected any transaction relating to the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           All of the shares of Common Stock reported herein were originally acquired for investment purposes. On May 28, 2004, the Reporting Person entered into the Letter of Intent, pursuant to which the Reporting Person would purchase certain securities of the Issuer from Shells Investment Partners, LLC, subject to the negotiation, execution and delivery of mutually acceptable and legally binding definitive documents. A copy of the Letter of Intent is filed herewith as Exhibit 1 and incorporated herein by reference, and the description herein of the Letter of Intent is qualified in its entirety by reference to the Letter of Intent. The terms of this proposed transaction are still the subject of ongoing negotiations, and the Reporting Person cannot give any assurance that any agreement will be reached or, if an agreement is reached, that a transaction will be consummated. Due to the execution of the Letter of Intent, the Reporting Person may no longer be considered to be a passive investor and, therefore, the Reporting Person has determined that it is appropriate to become a Schedule 13D filer.

           Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

Exhibit 1 Letter of Intent dated May 28, 2004, by and among the Reporting Person and Shells Investment Partners, LLC.


                               Page 4 of 10 pages

                                    SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 1, 2004


/s/ Bruce Galloway
---------------------------------
Bruce Galloway




                               Page 5 of 10 pages

                                INDEX TO EXHIBITS


Exhibit          Description
-------          -----------
Exhibit 1        Letter of Intent dated May 28, 2004, by and among the Reporting
                 Person and Shells Investment Partners, LLC.




                               Page 6 of 10 pages